ViRexx Medical Corp.
(a development stage company)

Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)
September 30, 2007
(expressed in Canadian dollars)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheets
(Unaudited - Prepared by Management)

(expressed in Canadian dollars)

The interim consolidated financial statements included herein dated September 30, 2007 have not been reviewed by the Company’s external auditors, nor have the external auditors been involved in the preparation of these interim financial statements. These statements should be read in conjunction with the Company’s 2006 Audited Financial Statements.

	As at	As at
	September 30, 2007	December 31, 2006
	$	$
Assets

Current assets
Cash	368,625	405,354
Short-term investments	3,540,110	10,336,837
Prepaid expenses and deposits	341,515	168,502
Other current assets	254,655	194,476

	4,504,905	11,105,169
Property and equipment	399,684	475,079
Acquired intellectual property	25,502,659	27,369,445

	30,407,248	38,949,693
Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,458,215	1,591,095
Current portion obligations under capital lease	7,558	7,108
	1,465,773	1,598,203
Obligations under capital lease	-	5,351
Future income taxes	4,485,735	5,346,990
	5,951,508	6,950,544
Commitments and contingencies (notes 6 and 7)

Shareholders’ Equity

Common shares - no par value, unlimited shares authorized, 72,760,717 shares issued and outstanding (December 31, 2006 - 72,760,717)	54,064,680	54,064,680
Contributed surplus (note 8)	12,231,625	11,748,640
Deficit accumulated during development stage	(41,840,565)	(33,814,171)
	24,455,740	31,999,149
	30,407,248	38,949,693

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

"Darrell Elliott"                    "Douglas Gilpin"

Chairman and Director                    Director

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Accumulated Deficit
(Unaudited - Prepared by Management)

(expressed in Canadian dollars)

	Three-month period ended		Nine-month period ended

	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$
Revenue	-	-	-	-
Expenses
Corporate administration	490,114	1,298,642	3,461,895	3,537,771
Research and development	1,209,614	1,505,654	3,689,410	4,524,977
Amortization	653,869	661,397	1,955,626	2,105,989
	2,353,597	3,465,693	9,106,931	10,168,737
Loss from operations	(2,353,597)	(3,465,693)	(9,106,931)	(10,168,737)

Other income (expenses)
Gain (loss) on foreign exchange	27,546	(7,641)	34,379	(20,513)
Interest	38,778	108,615	184,903	303,435
	66,324	100,974	219,282	282,922

Loss before income taxes	(2,287,273)	(3,364,719)	(8,887,649)	(9,885,815)

Future income tax recovery	(372,500)	-	(861,255)	(886,447)

Net loss and comprehensive loss	(1,914,773)	(3,364,719)	(8,026,394)	(8,999,368)

Accumulated deficit - Beginning of period	(39,925,792)	(21,955,445)	(33,814,171)	(16,320,796)

Accumulated deficit -	(41,840,565)	(25,320,164)	(41,840,565)	(25,320,164)
End of period

	$	$	$	$

Basic and diluted loss per share	(0.03)	(0.05)	(0.11)	(0.13)

	#	#	#	#
Basic and diluted weighted average number of common shares outstanding	72,760,717	70,342,535	72,760,717	68,179,205

The accompanying notes are an integral part of these interim consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

	Three-month period ended		Nine-month period ended

	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$
Cash provided by (used in)

Operating activities
Net loss for the period	(1,914,773)	(3,364,719)	(8,026,394)	(8,999,368)
Items not affecting cash
Amortization	653,869	661,397	1,955,626	2,105,989
Stock-based compensation	55,627	193,510	482,985	522,617
Future income taxes	(372,500)	-	(861,255)	(886,447)
	(1,577,777)	(2,509,812)	(6,449,038)	(7,257,209)
Net change in non-cash working capital items
(Increase) decrease in other current assets	(36,602)	54,788	(60,179)	3,652
Decrease (increase) in prepaid expenses and deposits	88,565	94,500	(173,013)	(82,637)
(Decrease) increase in accounts payable and accrued liabilities	(266,103)	86,231	(132,880)	616,179
	(1,791,917)	(2,274,293)	(6,815,110)	(6,720,015)

Financing activities
Repayment of obligations under capital lease	(2,116)	(592)	(4,901)	(592)
Issuance of share capital - net of share issue costs	-	-	-	12,159,399
	(2,116)	(592)	(4,901)	12,158,807

Investment activities
Acquisition of property and equipment	(13,445)	(13,355)	(13,445)	(88,301)
Purchase of short-term investments	(2,348,856)	(241,760)	(2,389,927)	(11,608,943)
Redemption of short-term investments	3,156,404	2,440,000	9,186,654	6,130,000
	794,103	2,184,885	6,783,282	(5,567,244)

Decrease in cash	(999,930)	(90,000)	(36,729)	(128,452)
Cash - Beginning of period	1,368,555	319,480	405,354	357,932
Cash - End of period	368,625	229,480	368,625	229,480
The accompanying notes are an integral part of these interim consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)

(expressed in Canadian dollars)

1	Going concern

These unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) that are applicable to a going concern, that contemplates that ViRexx Medical Corp. (the “Company” or “ViRexx”) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at September 30, 2007 there was substantial doubt that the Company will be able to continue as a going concern without raising additional financial resources.

The Company’s management is considering all financing alternatives and is immediately seeking to raise additional funds for operations from current stockholders and other potential investors. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

These interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The Company’s management estimates sufficient financial resources exist to fund operations into the first quarter of fiscal 2008.

2	Nature of operations

The Company, amalgamated under the Business Corporations Act (Alberta), is a Canadian development stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. The Company’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and selected solid tumours.

ViRexx is listed on the Toronto Stock Exchange and on the American Stock Exchange.

3	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with GAAP for interim financial statements. Except as described in note 4, the accounting principles and methods of computation adopted in these interim consolidated financial statements are the same as those of the audited financial statements for the year ended December 31, 2006. However, these interim consolidated financial statements do not include all information and footnote disclosures required under GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto, for the year ended December 31, 2006.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)

(expressed in Canadian dollars)

4	Changes in accounting policies

Effective January 1, 2007, the Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a retroactive basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

a)	Financial Instruments - Recognition and Measurement (CICA Handbook Section 3855)

Financial Instruments - Disclosure and Presentation (CICA Handbook Section 3861)

In accordance with these standards, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost using the effective interest rate method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the statement of loss.

The Company has made the following classifications:

•	Cash and short-term investments are classified as financial assets held-for-trading and are measured at fair value. Gains and losses related to periodic revaluation are recorded in net loss; and

•
Accounts payable, accrued liabilities and obligations under capital lease are classified as other liabilities and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method.

The estimated fair value of accounts payable and accrued liabilities approximates carrying value due to the relatively short-term nature of the instruments.

Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss). The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have an impact on the consolidated financial statements.

Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when it is recognized, and amortized using the effective interest method.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)

(expressed in Canadian dollars)

4  Changes in accounting policies (continued)

As at January 1, 2007 and September 30, 2007, the impact on the consolidated balance sheet of measuring the financial assets and liabilities was $nil.

b)	Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and events from sources other than the Company’s shareholders. In accordance with this new standard, the Company is required to report a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive loss, is required to be added to the shareholders’ equity section on the consolidated balance sheet. The components of accumulated other comprehensive loss may include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains and losses on the net investment in self-sustaining foreign operations and changes in fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. There were no such components to be recognized in other comprehensive loss for the three or nine-month periods ended September 30, 2007. As the Company has no items of other comprehensive loss, net loss for the periods is equivalent to comprehensive loss and the Company has not reported a separate statement of comprehensive loss.

c)	Hedges (CICA Handbook Section 3865)

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not have any hedging items.

d)	Equity (CICA Handbook Section 3251)

In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

e)	Accounting Changes (CICA Handbook Section 1506)

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 "Accounting Changes" which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)

(expressed in Canadian dollars)

4  Changes in accounting policies (continued)

Future Accounting Pronouncements

f)	Capital Disclosures (CICA Handbook Section 1535)

In November 2006, the CICA issued new Handbook Section 1535 "Capital Disclosures", effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity's capital and how it is managed in order that a user of the financial statements may evaluate the entity's objectives, policies and processes for managing capital. This new Standard is not expected to have a material effect on the Company's consolidated financial statements.

g)	Financial Instruments Disclosures (CICA Handbook Section 3862)/ Presentation (CICA Handbook Section 3863)

Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, which will replace Section 3861, Financial Instruments - Disclosure and Presentation. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is currently assessing the impact these new standards will have on its consolidated financial statements.

h)	Inventories (CICA Handbook Section 3031)

Effective January 1, 2008, the Company will be required to adopt CICA Section 3031, Inventories. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. This new Standard is not expected to have a material effect on the Company's consolidated financial statements.

5	Related party transactions and balances

Related parties consist of certain directors and shareholders, companies owned or controlled by certain shareholders and professional firms in which, certain directors, officers or shareholders have interests. The following transactions were incurred in the normal course of operations at terms similar with unrelated parties and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

For the three-months ended September 30, 2007 the Company incurred expenses totalling $185,170 (2006 - $52,600) for legal services rendered by a firm in which a certain corporate officer is a partner and for the nine-months ended September 30, 2007, $416,470 (2006 - $245,200). The Company incurred the following expenses for the three-months ended $59,335 (2006 - $32,600) and nine-months ended September 30, 2007, $342,435 (2006 - $71,600) for consulting services rendered by two directors of the Company.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)

(expressed in Canadian dollars)

6	Commitments

At September 30, 2007, expected minimum operating lease payments in each of the next five years and in total, relating to the office and laboratory facility and clinical research, are as follows:

$

2007	38,779
2008	124,885
2009	124,885
2010	115,885
2011	48,285
Thereafter	-

452,719

The Company resolved and reconciled any misunderstanding related to costs associated with the set-up and construction of a manufacturing facility for Defiante Farmaceutica Lda ("Defiante"), a subsidiary of Sigma Tau Finanziaria S.p.A. ("Sigma Tau"). The Company has committed to pay $354,545 to Defiante and this amount has been accrued in these interim consolidated financial statements. Once production begins at the facility the Company has also agreed to purchase $354,545 of OvaRex® MAb product from the Defiante facility.

7	Contingencies

The Company received statements of claim from four former management employees relating to their termination of employment with the Company. The former employees assert that they are entitled to additional pay, benefits and accelerated vesting of their stock options due to a change in control within the Company or defamation in 2007. The collective total of these claims is $1,999,750. ViRexx believes that these claims are without merit and intends to aggressively defend this position. As the outcome is uncertain, no amount has been accrued in these interim consolidated financial statements.

The Company also received a claim commenced by Clarus Securities Ltd. for damages for non-performance in regard to the cancellation of a $15,000,000 public offering. The total claim is $538,500. ViRexx now believes this claim is without merit and will continue to aggressively defend this position. As the outcome is uncertain, we have reduced our estimate of the accrued liability provided previously by $538,500 in these unaudited interim consolidated financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)

(expressed in Canadian dollars)

8	Share capital

Contributed surplus

$

Balance - December 31, 2006	11,748,640
Stock-based compensation	102,130

Balance - March 31, 2007	11,850,770
Stock-based compensation	325,228

Balance - June 30, 2007	12,175,998
Stock-based compensation	55,627

Balance - September 30, 2007	12,231,625

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants. The Company’s shareholders approved a new plan (the “Plan”) on June 16, 2005 and amended the Plan on May 3, 2007. The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company. All options vest within three years or less and are exercisable for a period of ten years or less from the date of grant. A summary of transactions during the period is outlined below:

	Stock options #	Weighted average exercise price $

Balance - December 31, 2006	6,096,241	0.81
Granted	673,175	0.59
Expired	(58,733)	0.81

Balance - March 31, 2007	6,710,683	0.79
Granted	600,000	1.01
Expired	(723,198)	0.84

Balance - June 30, 2007	6,587,485	0.80
Granted	100,000	0.59
Expired	(2,773,128)	0.93

Balance - September 30, 2007	3,914,357	0.80

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited - Prepared by Management)

(expressed in Canadian dollars)

8 Share Capital (continued)

Stock-based compensation

The following weighted average assumptions were used in the Black-Scholes option pricing model for the valuation of the 100,000 stock options granted during the three-month period ended September 30, 2007.

Risk-free interest rate	4.13%
Expected dividend yield	0.0%
Expected life of the option	7 years
Expected volatility	86.6%
Expected forfeiture rate	25.0%

Stock-based compensation expense recorded for the three and nine-month periods ended September 30, 2007 was $55,627 and $482,985, respectively (2006 - $193,510 and $522,617, respectively)

Warrants

As at September 30, 2007, the Company had 14,618,172 warrants outstanding (December 31, 2006 - 17,077,471) at a weighted average exercise price of $1.48. All outstanding warrants will expire by December 2008. During the three month and nine month periods ended September 30, 2007, 2,459,299 warrants expired (2006 - nil).